SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NEUBERGER BERMAN INC.

(Name of Subject Company (Issuer))

NEUBERGER BERMAN INC.

(Name of Filing Person (Issuer))

LIQUID YIELD OPTION™ NOTES DUE 2021

(Zero Coupon—Senior)

(Title of Class of Securities)

641234 AA7

641234 AC3

(CUSIP Numbers of Class of Securities)

Kevin Handwerker, Esq.

Senior Vice President, Secretary and General Counsel

Neuberger Berman Inc.

605 Third Avenue

New York, New York 10158

(212) 476-9000

(Name, address and telephone numbers of person

authorized to receive notices and communications on behalf of filing persons)

Copies to:

David K. Boston, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

N/A	N/A

* Pursuant to General Instruction D to Schedule TO, no filing fee is required.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates.

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following notice was sent on October 16, 2003 to Cede & Co., as the recordholder of Neuberger Berman Inc.’s Liquid Yield Option™ Notes Due 2021 (Zero Coupon — Senior):

* * * *

[Letterhead of Neuberger Berman Inc.]

October 16, 2003

Cede & Co.

c/o Depository Trust Company

50th Floor

55 Water Street

New York, New York 10041

Re:    Neuberger Berman LYONS – Notice of Merger Transaction

To Whom It May Concern:

Reference is made to the Indenture, dated as of May 4, 2001, between Neuberger Berman Inc., a Delaware corporation (the “Company”), and The Bank of New York, as trustee, as amended by the First Supplemental Indenture, dated as of May 2, 2002, and as further amended by the Second Supplemental Indenture, dated as of November 1, 2002 (as so amended, the “Indenture”), and to the $166,235,000 aggregate Principal Amount at Maturity of the Company’s Liquid Yield Option™ Notes due 2021 (Zero Coupon — Senior) issued under the Indenture (the “Securities”). Defined terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Indenture.

The Company is delivering this letter pursuant to Section 11.13 of the Indenture. This letter serves as notice (this “Notice”) that the Company entered into an Agreement and Plan of Merger, dated as of July 21, 2003, as amended by the First Amendment to Agreement and Plan of Merger, dated as of September 22, 2003 (as so amended, the “Merger Agreement”), with Lehman Brothers Holdings Inc., a Delaware corporation (“Lehman Brothers”), and Ruby Acquisition Company, a Delaware corporation and a wholly owned subsidiary of Lehman Brothers (“Newco”), pursuant to which the Company has agreed to merge with and into Newco (the “Merger”). Newco will be the surviving corporation in the Merger and, upon completion of the Merger (the “Effective Date”), the Company’s business will be conducted through Newco, which will be renamed “Neuberger Berman Inc.” The anticipated Effective Date of the Merger is October 31, 2003 (the “Anticipated Effective Date”).

Pursuant to Article 11 of the Indenture and Section 8(d) of the Securities and subject to, and in accordance with, the terms of the Indenture and Securities, the Securities may be surrendered for conversion (i) into Common Stock at any time from October 16, 2003 (the date which is 15 days prior to the Anticipated Effective Date) and prior to the actual Effective Date and (ii) at any time from the Effective Date until 15 days after the Effective Date into the amount of cash and Lehman Brothers common stock which the holder would have received in the Merger if the

™	Trademark of Merrill Lynch & Co., Inc.

holder had converted its Securities immediately prior to the Merger, which amounts will be determined pursuant to, and in accordance with, the terms of the Merger Agreement.

For more information regarding the Merger and the Merger Agreement, please refer to Amendment No. 3 to the Registration Statement on Form S-4 (Reg. No. 333-108025) that Lehman Brothers filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2003, including the proxy statement/prospectus contained therein.

The Merger will constitute a Change in Control as defined under the Indenture. Accordingly, shortly following the Effective Date, Newco will be obligated to provide holders of then-outstanding Securities with the Change in Control Purchase Notice required by Section 3.09 of the Indenture, which will describe, among other things, the procedures you must follow to cause Newco to purchase your Securities for the Change in Control Purchase Price.

You should be aware that, in addition to the foregoing, the Company has been informed by Lehman Brothers that Lehman Brothers currently intends to solicit consents following the consummation of the Merger from holders of the Securities that are institutional “accredited investors” (within the meaning of Rule 501 under the Securities Act of 1933, as amended) with respect to an amendment to the Indenture that would replace the Company’s obligations to deliver financial information, including the obligation to deliver to the Trustee the Company’s annual, quarterly and other reports that are required to be filed with the SEC pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, with similar obligations of Lehman Brothers. If this amendment were effected, the Company has been informed by Lehman Brothers that Lehman Brothers would provide a full and unconditional guarantee of the Company’s payment obligations under the Securities. No assurance can be given that the Merger will be consummated or that, following consummation of the Merger, Lehman Brothers will actually solicit such consents or that the necessary consents to effect this amendment will be received.

As required by Section 11.13, this Notice is being mailed to the Securityholder and a copy of this Notice is being filed with the Trustee and the Conversion Agent at least 15 days prior to the Anticipated Effective Date.

Very truly yours,

NEUBERGER BERMAN INC.

By:	/S/ JEFFREY B. LANE

Name: Jeffrey B. Lane
Title: President & Chief Executive Officer

cc:	Corporate Trust Administration, The Bank of New York

Jay Horgen, Merrill Lynch, Pierce, Fenner & Smith Incorporated

* * * * * * *

This Notice is neither an offer to purchase nor a solicitation of an offer to sell any security. The Change in Control Purchase Notice will only be made through an offer to purchase, letter of transmittal and related tender offer materials, as well as any amendments or supplements to those documents. At the time that offer is commenced, Newco will file these tender offer materials with the SEC and will give notice to holders of the Securities specifying the terms of Newco’s obligation to purchase the Securities. Holders of the Securities are encouraged to read these documents carefully before making any decision with respect to the surrender of Securities because these documents will contain important information. When they become available, holders of the Securities will be able to obtain the offer to purchase, letter of transmittal and related tender offer materials, as well as any amendments or supplements to those documents, without charge, from the SEC’s website at www.sec.gov or by directing a request to Neuberger Berman Inc., Corporate Communications, 605 Third Avenue, New York, New York 10158 (212-476-8125).